RETALIX LTD.
10 Zarhin Street
Ra'anana 43000, Israel

February 2, 2009

VIA EDGAR AND FACSIMILE

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2007 Filed July 2, 2008 (the “Filing”) File No. 000-29742

Dear Mr. Kronforst:

The purpose of this letter is to respond to your letter of January 22, 2009 with respect to the above-captioned Filing. For ease of reference, your original comment is followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5 – Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, Page 47

1.	We note your response to prior comment 1 regarding your decision to discontinue the factoring of receivables. Considering the material short-term impact to your cash flows and liquidity position, we believe that your disclosures should have been more robust within this section. Please confirm to us, in writing, that you will enhance your discussion of the effects of discontinuing factoring in future filings and address all other material fluctuations in your cash flow or liquidity position in similar detail.

Response: In response to the Staff’s comment, we hereby confirm that we will enhance our discussion of the effects of discontinuing factoring (to the extent still relevant) in future filings and address all other material fluctuations in our cash flow or liquidity position in similar detail.

United States Securities and Exchange Commission

February 2, 2009

The Company acknowledges the following:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

—	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 972-(9) 776-6677 or our attorneys, Mr. Howard E. Berkenblit, Esq. at (617) 338-2979 or Harvey E. Bines, Esq. at (617) 338-2929, if you have any questions or require additional information.

Respectfully, RETALIX LTD. By: /s/ Hugo Goldman —————————————— Hugo Goldman Chief Financial Officer

cc:	Harvey E. Bines, Esq. Howard E. Berkenblit, Esq.